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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No.--)

                    Under the Securities Exchange Act of 1934

                          EasyLink Services Corporation
                                             ---------------------
                                (Name of Issuer)


                 Class A Common Stock, $.01 Par Value Per Share
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                         (Title of Class of Securities)

                                    27784T200
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                                 (CUSIP Number)

   Lawrence E. Auriana                               Brian M. Hand, Esq.
   145 East 45th Street                              Nordlicht & Hand
   New York, New York 10012                          645 Fifth Avenue
   (212) 922-2999                                    New York, NY  10022
                                                     (212) 421-6500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 27784T200

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 1  Name of Reporting Person.

    Lawrence E. Auriana

    I.R.S. Identification Nos. of Above Person (entities only).

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 2  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)..................................................................[ ]
    (b)..................................................................[ ]

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 3  SEC Use Only

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4   Source of Funds (See Instructions)

    PF
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5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e) [  ]

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6   Citizenship or Place of Organization

    United States

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    Number of
    Shares
    Beneficially         7   Sole Voting Power....................... 2,500,000
    Owned by             8   Shared Voting Power......................0
    Each                 9   Sole Dispositive Power...................0
    Reporting            10  Shared Dispositive Power.................0
    Person
    With

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11  Aggregate Amount Beneficially Owned by Reporting Person...........2,500,000*

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12  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [  ]

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13  Percent of Class Represented by Amount in Row (11)

     5.63%

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14   Type of Reporting Person (See Instructions)

      IN

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*Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lawrence E. Auriana that he is the beneficial owner of any of the Class A Common Stock of EasyLink Services Corporation referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

        This statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share, of EasyLink Services Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 33 Knightsbridge Road, Piscataway, New Jersey 08854.

Item 2. Identity and Background.

        (a) The name of the person filing this statement is Lawrence E. Auriana ("Reporting Person").

        (b) The Reporting Person's principal office address is 145 East 45th Street, New York, New York 10012.

        (c) The Reporting Person's principal occupation is a private investor.

        (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

        (f) United States

Item 3. Source and Amount of Funds or Other Consideration.

        The purchases of an aggregate 2,500,000 shares of Class A Common Stock that are the subject of this filing were paid for in personal funds in the amount of $3,921,430.40.

Item 4. Purpose of Transaction.

        The acquisition of the securities by the Reporting Person has been for general investment purposes, with no intent to alter the management of the Issuer.

        (a-j) Not applicable.

Item 5. Interest in Securities of the Issuer.

        (a) The Reporting Person beneficially owns 2,500,000 shares of Class A Common Stock of the Issuer equivalent to approximately 5.63% of such class.

        (b) The Reporting Person has sole voting power over 2,500,000 shares of Class A Common Stock of the Issuer. Pursuant to a Discretionary Account at Sandgrain Securities Inc., the Reporting Person has
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no investment power, including the power to dispose, or direct the disposition of, any shares of Class A Common Stock. See Item 6.

        (c) The transactions in the Issuer Common Stock that were effected by the Reporting Person, in the open market by individual purchases, during the past 60 days are as follows:

            (i) Purchase of 161,100 shares at $0.712346 per share on October 31, 2005;

            (ii) Purchase of 38,900 shares at $0.77 per share on November 2, 2005;

            (iii) Purchase of 100,000 shares at $0.80 per share on November 3, 2005; and

            (iv) Purchase of 100,000 shares at $0.835 per share on November 4, 2005.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Reporting Person has sole voting power over 2,500,000 shares of Class A Common Stock of the Issuer. Pursuant to a Discretionary Account at Sandgrain Securities Inc., the Reporting Person has no investment power, including the power to dispose, or direct the disposition of, such shares of stock. Sandgrain Securities Inc. has investment power, including the power to dispose, or direct the disposition of, the 2,500,000 shares of Class A Common Stock.

Item 7. Materials to be Filed as Exhibits.

        Not applicable.


                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2005
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Signature: /s/ Lawrence E. Auriana
           ------------------------------------
           Lawrence E. Auriana